John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

April 9, 2014

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Mr. Foor:

On March 13, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Golub Group Equity Fund (the “Fund”), a series portfolio of the Trust, relating to the approval of an investment advisory agreement between Golub Group, LLC, the Fund’s investment adviser (the “Adviser”), and the Trust with respect to the Fund, and the retention of payments of certain advisory fees for advisory services performed by Golub Group, LLC for the Fund.

You recently provided comments to me and my colleague, Cynthia Baughman, relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will reflect the responses to the comments as described in this letter.

General

1.	Comment: Did the Trust file a supplement to the Fund’s prospectus regarding the change in portfolio management of the Fund?

Response: Yes. A supplement to the Fund’s prospectus was filed with the SEC pursuant to Rule 497 on February 13, 2014.

Shareholder Letter / Proposal 1 – Approval of New Investment Advisory Agreement

2.	Comment: The shareholder letter and the third paragraph of Proposal 1 describe the transaction as one that may have been considered to have resulted in a change in control of the Adviser. Additionally, Proposal 1 includes language to the effect that the shareholder vote is being sought “out of an abundance of caution” – consider removing this terminology and making a more clear statement as to the timing of the change of control.

Mr. Jeff Foor

U.S. Securities and Exchange Commission

April 9, 2014

Response: The Trust has, in part, revised the disclosure as you have suggested. However, as a matter of law, neither the Trust, nor its counsel, is of the belief that it may definitively state that a change of control of the Adviser has occurred (and thus an assignment has occurred). The Trust is of the view that a change of control of the Adviser likely occurred and thus an assignment has likely occurred. The Trust has revised the disclosure to this effect.

3.	Comment: Pursuant to Item 22(c)(1)(vi) of Schedule 14A, please disclose in more detail the circumstances of the termination of the contract, including the date that the investment advisory contract for the Fund likely terminated.

Response: Please refer to Response to Comment #2 above. Additionally, the Trust defines the events leading up to the likely change in control of the adviser as “Transaction” and it has noted that it occurred on October 1, 2013. Nonetheless, the Trust has added additional disclosure to address your comment.

4.	Comment: Pursuant to Item 22(c)(6), please describe any material interest of any Trustee of the Trust in the transaction described as resulting in the change of control of the investment adviser to the Fund.

Response: None of the Trustees of the Trust have (or had) any material interest in the transaction that likely resulted in a change of control. As such, no disclosure has been added.

5.	Comment: In the section entitled “The Terms of the Prior Agreement and New Agreement,” please describe in your response what types of expenses may fall under the description “other expenditures which are capitalized in accordance with generally accepted accounting principles,” which is a carve-out from the expense limitation agreement between the Trust and investment adviser.

Response: The Trust believes that “[o]ther expenditures which are capitalized in accordance with generally accepted accounting principles” is a standard industry carve-out from expense limitation agreements and as a result has modeled its standard form of expense limitation arrangements, including those for the Fund, in this manner. This should be viewed as a catch all type provision that we would not typically expect to be particularly relevant. Nonetheless, it is carved out in the event that a future accounting ruling provides for use of capitalization around a particular unspecified as yet accounting treatment. An example of a capitalized expense would be brokerage commissions, which are typically capitalized, but which we already specifically identify.

6.	Comment: In the section entitled “The Terms of the Prior Agreement and New Agreement,” please confirm in your response, with regard to the below listed carve-out from the expense limitation agreement, whether there are any expense offset arrangements for the Fund and if they were appropriately accounted for in the fee table of the Fund’s prospectus.

(viii) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement, if applicable, incurred by the Fund in any fiscal year.

Mr. Jeff Foor

U.S. Securities and Exchange Commission

April 9, 2014

Response: The Fund does not have in place any expense offset arrangements. Additionally, should the Fund have such an arrangement in place, it would appropriately disclose the offset in the fee table by grossing the amount of such expense offsets up so that the adviser would not receive a benefit from such offsets.

7.	Comment: In the section entitled “Board Considerations in Approving the New Agreement,” were there any considerations by the Board with regard to the departure of Mr. Golub as portfolio manager to the Fund.

Response: In approving the New Agreement, the Board considered the overall nature of the services provided by the Adviser. The Board considered that the Adviser’s approach to portfolio management for the Fund is from a team perspective, and the Board noted that the majority of the portfolio management team would remain managing the Fund. The Board concluded that Mr. Golub’s departure as a portfolio manager would not impact the quality of the services rendered to the Fund by the Adviser. Disclosure to this effect has been added to the proxy statement.

8.	Comment: Have there been any changes to the Trust’s policies and procedures to prevent any unintentional changes of control from occurring?

Response: Currently, as well as prior to the circumstances that resulted in this proxy, the Trust has, as part of its periodic adviser compliance checklists, a question designed to ascertain whether any ownership changes of an investment adviser to a series of the Trust had occurred or were about to occur. As a result of this circumstance, the Trust’s chief compliance officer has sent an additional educational communication to the investment advisers to the series of the Trust that discussed the importance of understanding the potential implications of ownership changes that could result in changes of control (and thus assignments of investment advisory contracts).

9.	Comment: In the section entitled “Board Considerations in Approving the New Agreement,” please indicate whether the Board of Trustees considered performance information for period more recent than the quarter ended July 31, 2013.

Response: The Trustees did consider more recent information than for the quarter ended July 31, 2013 and, as such, this section has been updated to reflect that fact.

10.	Comment: In the section entitled “Board Considerations in Approving the New Agreement,” please explain what section of the Investment Company Act of 1940, as amended (the “1940 Act”) the following sentence refers to:

In granting their approval, the Board of Trustees considered the nature of the continuing relationship between the Adviser and the Fund, the Adviser’s willingness to subsidize the Fund’s operations through the contractual arrangements in place for the Fund, and the nature and the quality of the services it has performed for the Fund since its inception. The Trustees also considered that: (1) the 1940 Act permits a court to enforce a contract that otherwise violates the 1940 Act or rules thereunder should the court determine that such enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the underlying purposes of the 1940 Act… (emphasis added)

Mr. Jeff Foor

U.S. Securities and Exchange Commission

April 9, 2014

Response: The language cited above summarizes section 47(b) (Validity of Contract) of the 1940 Act, which provides as follows:

(1)	A contract that is made, or whose performance involves, a violation of this title, or of any rule, regulation, or order thereunder, is unenforceable by either party … unless a court finds that under the circumstances enforcement would produce a more equitable result than non-enforcement and would not be inconsistent with the purposes of this title.

(2)	To the extent that a contract described in paragraph (1) has been performed, a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant and would not be inconsistent with the purposes of this subchapter.

(3)	This subsection shall not apply

(A)	to the lawful portion of a contract to the extent that it may be severed from the unlawful portion of the contract, or

(B)	to preclude recovery against any person for unjust enrichment

11.	Comment: In your response, please indicate whether the Trust is relying on Section 15(f) in connection with the transaction that is the subject of the proxy. If not, please explain whether the Trust believes that an unfair burden has been imposed on the Fund as a result of the transaction.

Response: Section 15(f) of the 1940 Act establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment adviser to a registered investment company or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the investment company’s advisory contract. The Trust is not relying on the safe harbor in connection with the transaction. Notwithstanding, the Board of Trustees of the Trust has determined that they do not believe that the transaction that is the subject of the proxy has resulted, or will result, an “unfair burden” to the Fund. Section 15(f)(2)(B) defined “unfair burden” to include: .

any arrangement, during the two-year period after the date on which any [transaction described in Section 15(f)] occurs, whereby the investment adviser or [, its] predecessor or successor investment advisers […] or any interested person of any such adviser […] receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services.

The Board of Trustees’ determination that no unfair burden is occurring is based on its understanding that none of the financial arrangements for, or obligations of, the Fund will change as a result of the circumstances that are the subject of this proxy. More specifically, the Board of Trustees, the officers of the Trust, and the Adviser (and its principals) are not aware of any contemplated increase in advisory or other fees or any increase in the allocation of expenses of the Fund as between the Fund and the Fund’s investment adviser or its affiliated persons. Moreover, there is no obligation, express or implied, to engage the Adviser or its affiliates (including specifically, Mr. Michael Golub) to service the Fund in any manner that is different from, or more expensive than, those existing prior to the circumstances that are the subject of this proxy.

Mr. Jeff Foor

U.S. Securities and Exchange Commission

April 9, 2014

*                    *                      *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively